                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1) *


                            ENDOSONICS CORPORATION
              --------------------------------------------------
                               (Name of Issuer)


                    COMMON STOCK, $.001 PAR VALUE PER SHARE
              --------------------------------------------------
                        (Title of Class of Securities)


                                   29264K105
               ------------------------------------------------
                                (CUSIP Number)

                            GILBERT H. DAVIS, ESQ.
                          SIMS MOSS KLINE & DAVIS LLP
                     400 NORTHPARK TOWN CENTER, SUITE 310
                           1000 ABERNATHY ROAD, N.E.
                            ATLANTA, GEORGIA 30328
                                (770) 481-7200
               ------------------------------------------------
                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)


                                 JULY 22, 1998
               -------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

                               Page 1 of 5 Pages

                                      13D
CUSIP No. 29264k105

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON:

   James O. Patterson
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                          (b) [X]

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS: WC, OO


--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e) [  ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION: United States

--------------------------------------------------------------------------------
  NUMBER OF      7  SOLE VOTING POWER:          662,500
   SHARES        ---------------------------------------------------------------
BENEFICIALLY     8  SHARED VOTING POWER:        NONE
  OWNED BY      ----------------------------------------------------------------
   EACH          9  SOLE DISPOSITIVE POWER:     662,500
 REPORTING      ----------------------------------------------------------------
  PERSON        10  SHARED DISPOSITIVE POWER:   NONE
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 662,500

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [  ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):         4.09258

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON:                                       IN

--------------------------------------------------------------------------------

                               Page 2 of 5 Pages

    Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated June 19, 1998 relating to the common stock, $.001 par value, of Endosonics Corporation ("Company") (such initial Schedule 13D shall hereinafter be referred to as the "Statement"). Unless otherwise indicated, all defined terms used in this Amendment No. 1 to the Statement (this "Amendment") shall have the same meanings as those set forth in the Statement. There has been no material change in the information included in the Statement except as regards the information contained in Item 5 of the Statement, which is supplemented as set forth below.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
        ------------------------------------

    As of July 22, 1998, Phoenix, Falcon Fund and Mustang had sold shares of Company stock such that Mr. Patterson's beneficial ownership had been reduced to 662,500 shares, or approximately 4.09258% of outstanding shares. Of those shares, 262,286 (1.62026% of outstanding shares) were owned directly by Phoenix; 200,214 (1.23681% of outstanding shares) were owned directly by Falcon Fund and 200,000 (1.23549% of outstanding shares) were owned directly by Mustang. As a result of such sales and as of the date of this Amendment, Mr. Patterson, Phoenix, Falcon Fund and Mustang owned less than 5.0% of the outstanding shares of Company stock. As a result, no further amendments to the Statement will be made unless and until beneficial ownership of Company common stock again exceeds 5.0% of outstanding shares.

    The percentages of outstanding shares of the Company stock set out in the preceding paragraph are computed based on a total of 16,187,830 outstanding shares of Company stock as of May 15, 1998, as indicated by the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

                               Page 3 of 5 Pages

    During the 60 days prior to July 22, 1998, the parties filing the Statement have engaged in the following transactions in shares of the Company stock:

                                   NO. OF SHARES       PRICE
       DATE        PARTY         PURCHASED/(SOLD)    PER SHARE
    ---------  -------------     ----------------    ---------

     07/22/98      Phoenix            (14,659)        $8.8125
     07/22/98      Phoenix            (29,318)        $8.5625
     07/22/98      Phoenix            (58,636)        $8.4844
     07/20/98      Phoenix            (63,033)        $8.9026
     07/17/98      Phoenix            (41,050)        $8.5357
     06/24/98      Phoenix              8,858         $5.8125
     06/19/98      Phoenix             88,535         $6.0000
     06/18/98      Phoenix             29,512         $5.9843

     07/22/98      Falcon Fund        (41,364)        $8.4844
     07/22/98      Falcon Fund        (20,682)        $8.5625
     07/22/98      Falcon Fund        (10,341)        $8.8125
     07/20/98      Falcon Fund        (44,467)        $8.9026
     07/17/98      Falcon Fund        (28,950)        $8.5357
     06/24/98      Falcon Fund          6,142         $5.8125
     06/19/98      Falcon Fund         61,465         $6.0000
     06/18/98      Falcon Fund         20,488         $5.9843

     06/19/98      Mustang            200,000         $ 6.000

Each of the above transactions was effected on the open market through the National Association of Securities Dealers, Inc. Automated Quotation Systems (NASDAQ).

                               Page 4 of 5 Pages

                                 SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  /s/ James O. Patterson
Date: July 22, 1998               ------------------------------------
                                  James O. Patterson

                                  PHOENIX


Date: July 22, 1998               By: /s/ James O. Patterson
                                     ---------------------------------
                                      James O. Patterson, Managing
                                        General Partner

                                  FALCON FUND INTERNATIONAL
                                  PARTNERSHIP

                                  By: Falcon Fund, Investment
                                         General Partner

                                  By: J.O. Patterson & Co., General
                                        Partner

Date: July 22, 1998               By: /s/ James O. Patterson
                                     ---------------------------------
                                      James O. Patterson, President

                               Page 5 of 5 Pages